UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ________)*

Gilat Satellite Networks Ltd.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS .01 PER SHARE

(Title of Class of Securities)

M51474100

(CUSIP Number)

Ronit Even
Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Maavar Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a)	[ ]

		(b)	[ X ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power 7,505,972.50

		8.	Shared Voting Power

		9.	Sole Dispositive Power 7,505,972.50

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,505,972.50

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Hashkaot Kedaiot Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power 346,428

		8.	Shared Voting Power

		9.	Sole Dispositive Power 346,428

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fishman Mifalei Kerur Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power 923,808

		8.	Shared Voting Power

		9.	Sole Dispositive Power 923,808

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 923,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)0.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fishman Family Properties Management (1988) Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power 5,196,436.25

		8.	Shared Voting Power 1,212,502

		9.	Sole Dispositive Power 5,196,436.25

	10.	Shared Dispositive Power 1,212,502

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,408,938.25

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fishman Family Properties Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power 14,261,341.50

		8.	Shared Voting Power 9,873,238.50

		9.	Sole Dispositive Power 14,261,341.50

	10.	Shared Dispositive Power 9,873,238.50

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,134,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

T.L.C. Finance and Management Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power 1,212,502

		8.	Shared Voting Power

		9.	Sole Dispositive Power 1,212,502

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,212,502

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

P.C.P. Design Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power 12,702,398

		8.	Shared Voting Power

		9.	Sole Dispositive Power 12,702,398

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,702,398

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fishman Chains Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power 12,702,398

		8.	Shared Voting Power

		9.	Sole Dispositive Power 12,702,398

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,702,398

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Monitin Investments (G.S.T.) Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power 1,154,764

		8.	Shared Voting Power

		9.	Sole Dispositive Power 1,154,764

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Fish ET Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power

		8.	Shared Voting Power 1,154,764

		9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,154,764

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,764

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

E.T. Fishman Properties (1998) Ltd.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power 24,134,580

		8.	Shared Voting Power

		9.	Sole Dispositive Power 24,134,580

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,134,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eliezer Fishman

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power

		8.	Shared Voting Power 44,747,108.25

		9.	Sole Dispositive Power

	10.	Shared Dispositive Power 44,747,108.25

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,747,108.25

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 17.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tova Fishman

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power

		8.	Shared Voting Power 30,889,946.25

		9.	Sole Dispositive Power

	10.	Shared Dispositive Power 30,889,946.25

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,889,946.25

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Anat Menipaz

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power

		8.	Shared Voting Power 43,592,343.75

		9.	Sole Dispositive Power

	10.	Shared Dispositive Power 43,592,343.75

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,592,343.75

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eyal Fishman

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power

		8.	Shared Voting Power 43,592,343.75

		9.	Sole Dispositive Power

	10.	Shared Dispositive Power 43,592,343.75

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,592,343.75

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M51474100.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Ronit Fishman-Ofir

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

		(b)	[X]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With

		7.	Sole Voting Power

		8.	Shared Voting Power 43,592,343.75

		9.	Sole Dispositive Power

	10.	Shared Dispositive Power 43,592,343.75

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,592,343.75

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 16.8%

14.	Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D relates to Ordinary Share, par value NIS .01 per share (“Ordinary Shares”), of Gilat Satellite Networks Ltd. (the “Issuer”). This Statement is being filed to report that, pursuant to a Plan of Arrangement (as defined herein and as more fully described in Item 6 below), the Reporting Persons (as defined herein) acquired beneficial ownership of the Ordinary Shares reported herein (the “Shares”) in partial satisfaction and discharge of claims with respect the Reporting Persons’ convertible debentures.

Item 1.     Security And Issuer

This Schedule 13D relates to the Ordinary Shares. The address of the principal executive offices of the Issuer is 21 Yegia Kapayim, Kiryat Arye, Petach Tikva 49130, Israel.

Item 2.     Identity and Background

(a)     This Schedule 13D is being filed on behalf of:

(i)	Maavar Ltd. (“Maavar”);
(ii)	Hashkaot Kedaiot Ltd. (“HK”);
(iii)	Fishman Mifalei Kerur Ltd. (“FMK”);
(iv)	Fishman Family Properties Management (1988) Ltd. (“FFPM”);
(v)	Fishman Family Properties Ltd. (“FFP”);
(vi)	Fishman Chains Ltd. (“FC”);
(vii)	T.L.C. Finance and Management (1989) Ltd. (“TLC”);
(viii)	P.C.P. Design Ltd. (“PCP”);
(ix)	Monitin Investments (G.S.T.) Ltd. (“Monitin”);
(x)	E.T. Fishman Properties (1998) Ltd. (“ETFP”);
(xi)	Fish ET Ltd. (“Fish”);
(xii)	Eliezer Fishman;
(xiii)	Tova Fishman;
(xiv)	Anat Menipaz;
(xv)	Eyal Fishman; and
(xvi)	Ronit Fishman-Ofir

          (The entities listed in (i) through (xvi) above are collectively referred to as “Reporting Persons.”  The individuals listed in (xii) through (xvi) above are collectively referred to as the “Fishman Family Members” or “Members of the Fishman Family”.)

          This Schedule 13D relates to Ordinary Shares held by each of the Reporting Persons.

          All of the Reporting Persons listed in (i) through (x) above are organized under the laws of the State of Israel.  The address of the principal office of the Reporting Persons is Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel, with the exception of PCP, which has its principal office at 7 Tulipman Street, Old Industrial Zone, Rishon LeZion, 75054, Israel, and Monitin, which has its principal office at 53 Etzel Street, West Industrial Zone, Rishon LeZion, 75106, Israel.

          The principal business of Maavar is investing in various securities in various industries. The principal business of HK, FFPM and FFP is managing real estate and other investment holdings.  The principal business of FMK is the cold storage enterprise business.  The principal business of FC, TLC, ETFP and Fish is managing various holding in diverse industries.  The principal business of PCP is retail furniture sales.  The principal business of Monitin is managing holdings in the hi-tech industry.

          Members of the Fishman Family are controlling shareholders collectively of FFPM, FC, FMK, ETFP, HK and Fish as follows:

•

FFPM is controlled by the Fishman Family Members, who collectively hold approximately 100% of FFPM’s issued share capital.  The Fishman Family Members who hold shares in FFPM are as follows: Eliezer Fishman (26%), Tova Fishman (26%), Anat Menipaz (16%), Eyal Fishman (16%), and Ronit Fishman-Ofir (16%).

•

FC is controlled by the Fishman Family Members, who collectively hold approximately 97.5% of FC’s issued share capital.  The Fishman Family Members who hold shares in FC are as follows: Eliezer Fishman (55.5%), Anat Menipaz (14%), Eyal Fishman (14%), and Ronit Fishman-Ofir (14%).

•

FMK is controlled by Fishman Family Members, who collectively hold approximately 98% of FMK’s issued share capital.  The Fishman Family Members who hold shares in FMK are as follows: Eliezer Fishman (50%) and Tova Fishman (50%)

•

HK is controlled by Fishman Family Members, who collectively hold 100% of HK’s issued share capital.  The Fishman Family Members who hold shares in HK are as follows: Eliezer Fishman (26%), Tova Fishman (26%), Anat Menipaz (16%), Eyal Fishman (16%), and Ronit Fishman-Ofir (16%).

•

ETFP is controlled by Fishman Family Members, who collectively hold approximately 100% of ETFP’s issued share capital.  The Fishman Family Members who hold shares in ETFP are as follows: Eliezer Fishman (26%), Tova Fishman (26%), Anat Menipaz (16%), Eyal Fishman (16%), and Ronit Fishman-Ofir (16%).

•	Fish is controlled by Eliezer Fishman who holds approximately 99% of Fish’s issued share capital.

          TLC is a subsidiary of FFPM and FFP.  FFPM holds 67.98% of TLC’s share capital.  The remaining 32.02% of TLC’s share capital is held by FFP. FFP also holds 90% of Maavar’ share capital.

          FFP is a wholly owned subsidiary of ETFP.

          Monitin is a wholly owned subsidiary of Monitin Itunut Ltd., a company organized under the laws of the State of Israel.  Monitin Itunut Ltd.’s share capital is distributed as follows:  17.4% is held by Baron-Fishman Holdings Ltd., a company organized under the laws of the State of Israel, 49.43% is held by FFP and 8.03% is held by Fish.  Baron-Fishman Holding Ltd. is a subsidiary of FFP of which FFP owns 50%.

          PCP is a wholly owned subsidiary of FC.

(b)     The principal address of each of the Fishman Family Members is Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel.

          Set forth in Schedule A is the name, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the each of the directors and executive officers of the Reporting Persons, as of the date hereof.

(c)     See Schedule A.

(d)     During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     See Schedule A.

Item 3.     Source and Amount of Funds or Other Consideration

The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

Pursuant to the Plan of Arrangement, the Reporting Persons acquired beneficial ownership of the Ordinary Shares in partial satisfaction and discharge of claims with respect to the convertible debentures beneficially owned by the Reporting Persons. The convertible debentures were funded in part through the Reporting Persons’ working capital.

Item 4.     Purpose of Transaction

The Ordinary Shares held by the Reporting Persons were acquired as described in Item 3 and Item 6. The information set forth in Item 3 and Item 6 hereof is hereby incorporated by reference into this Item 4. The Reporting Persons currently hold the Ordinary Shares for investment purposes. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.     Interest in Securities of the Issuer

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

For Maavar:

(a)	Amount Beneficially Owned Directly: 7,505,972.50 (2.9%) Ordinary Shares.
(b)	Maavar owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For HK:

(a)	Amount Beneficially Owned Directly: 346,428 (0.1%) Ordinary Shares.
(b)	HK owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For FMK:

(a)	Amount Beneficially Owned Directly: 923,808 (0.4%) Ordinary Shares.
(b)	FMK owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For FFPM:

(a)	Amount Beneficially Owned Directly: 5,196,436.25 (2%) Ordinary Shares. See also (b) below for FFPM indirect holdings.
(b)

FFPM owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares. FFPM may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an additional 1,212,502 (0.5%) Ordinary Shares through its subsidiary TLC.

For FFP:

(a)	Amount Beneficially Owned Directly: 14,261,341.50 (5.5%) Ordinary Shares. See also (b) below for FFP indirect holdings.
(b)

FFP owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares. FFP may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an additional 1,212,502 (0.5%) Ordinary Shares through its subsidiary TLC.  FFP may also be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an additional 7,505,972.50 (2.9%) Ordinary Shares through its subsidiary Maavar.  FFP may also be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, an additional 1,154,764  (0.4%) Ordinary Shares through its indirect subsidiary Monitin.

For TLC:

(a)	Amount Beneficially Owned Directly: 1,212,502 (0.5%) Ordinary Shares.
(b)	TLC owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For PCP:

(a)	Amount Beneficially Owned: 12,702,398 (4.9%) Ordinary Shares.
(c)	PCP owns the above Ordinary Shares directly and has sole power to vote or direct the vote of such shares and sole power to dispose or to direct the disposition of such shares.

For FC:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for FC indirect holdings.
(b)

FC may be considered to have beneficial ownership of, and sole power to vote or direct the vote of, and dispose of or direct the disposition of, 12,702,398 (4.9%) Ordinary Shares through its wholly owned subsidiary PCP.

For Monitin:

(a)	Amount Beneficially Owned Directly: 1,154,764 (0.4%) Ordinary Shares.
(b)	Monitin has owns the above Ordinary Shares directly and has sole power to vote or direct the vote of, and dispose of or direct the disposition of such Ordinary Shares.

For Fish:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below of Fish indirect holdings.
(b)

Fish may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of, 1,154,764  (0.4%) Ordinary Shares through its indirect subsidiary Monitin.

For ETFP:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for ETFP indirect holdings.
(b)

ETFP may be considered to have beneficial ownership of, and sole power to vote or direct the vote of, and dispose of or direct the disposition of 24,134,580 (9.3%) Ordinary Shares through its wholly owned subsidiary FFP.

For Eliezer Fishman:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Eliezer Fishman’s indirect holdings.
(b)

As a director and major shareholder of FFPM, FC, ETFP, HK and Fish,  Eliezer Fishman, may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of the 44,747,108.25 (17.2%) Ordinary Shares beneficially held by FFPM, FC, ETFP, HK and Fish collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Tova Fishman:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Tova Fishman’s indirect holdings.
(b)

As a director and major shareholder of FFPM, ETFP, and HK, Tova Fishman, may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of the 30,889,946.25 (11.9%) Ordinary Shares beneficially held by FFPM, ETFP and HK collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Anat Menipaz:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Anat Menipaz’s indirect holdings.
(b)

As a major shareholder of FFPM, ETFP, HK and FC, Anat Menipaz may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of the 43,592,343.75 (16.8%) Ordinary Shares beneficially held by FFPM, ETFP, HK and FC collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Eyal Fishman:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Eyal Fishman’s indirect holdings.
(b)

As a major shareholder of FFPM, ETFP, HK and FC, Eyal Fishman may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of 43,592,343.75 (16.8%) Ordinary Shares beneficially held by FFPM, ETFP, HK and FC collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

For Ronit Fishman-Ofir:

(a)	Amount Beneficially Owned Directly: NONE. See (b) below for Ronit Fishman-Ofir’s indirect holdings.
(b)

As a major shareholder of FFPM, ETFP, HK and FC, Ronit Fishman-Ofir may be considered to have beneficial ownership of, and shared power to vote or direct the vote of, and dispose of or direct the disposition of 43,592,343.75 (16.8%) Ordinary Shares beneficially held by FFPM, ETFP, HK and FC collectively (see discussion above concerning each such entity’s beneficial ownership of Ordinary Shares).

(c)	Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Ordinary Shares in the 60 days prior to the date hereof
(d)

The Reporting Persons are not aware of any other person with the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Shares beneficially owned by them.

(e)	All of the Fishman Family Members are citizens of the State of Israel.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a plan of arrangement (the “Arrangement”) approved by the District Court of Tel-Aviv-Yafo, on March 6, 2003, on March 14, 2003 (the “Effective Date”) Gilat issued 202,083,908 of its ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), in partial satisfaction of existing 4.25% Convertible Subordinated Notes with an aggregate principal amount of $350,000,000 due 2005 (the “Existing Notes”).   As a result of the Arrangement, the Reporting Persons acquired beneficial ownership of an aggregate of 43,303,650.25 Ordinary Shares, beneficially owned by each Reporting Person as described in Item 5 above.

The foregoing description of the Arrangement does not purport to be complete and is qualified in its entirety by the terms of the Arrangement, which is incorporated herein by this reference.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the Reporting Persons.

Item 7.     Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2003

Maavar Ltd.

By: /s/ Ronit Even

Title: Director

Hashkaot Kedaiot Ltd.

By: /s/ Ronit Even

Title: Director

Fishman Mifalei Kerur Ltd.

By: /s/ Ronit Even

Title: Director

Fishman Family Properties Management (1988) Ltd.

By: /s/ Ronit Even

Title: Director

Fishman Family Properties Ltd.

By: /s/ Ronit Even

Title: Director

Fishman Chains Ltd.

By: /s/ Ronit Even

Title: Director

T.L.C. Finance and Management (1989) Ltd.

By: /s/ Ronit Even

Title: Director

P.C.P. Design Ltd.

By: /s/ Eyal Fishman

Title: Director

Monitin Investments (G.S.T.) Ltd.

By: /s/ Eliezer Fishman

Title: Director

E.T. Fishman Properties (1998) Ltd.

By: /s/ Eliezer Fishman

Title: Director

Fish ET Ltd.

By: /s/ Ronit Even

Title: Director

Eliezer Fishman

By: /s/ Eliezer Fishman

Tova Fishman

By: /s/ Tova Fishman

Anat Menipaz

By: /s/ Anat Menipaz

Eyal Fishman

By: /s/ Eyal Fishman

Ronit Fishman-Ofir

By: /s/ Ronit Fishman-Ofir

SCHEDULE A

1. EXECUTIVE OFFICERS AND DIRECTORS OF MAAVAR LTD.

The names of the Directors and the names and titles of the Executive Officers of Maavar and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of Maavar at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Maavar and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, Maavar and various other entities (see below)
Ronit Even	Director, Maavar and various other entities (see below)
Anat Menipaz	Director, Maavar and various other entities (see below)
Eyal Fishman	Director, Maavar and various other entities (see below)

2. EXECUTIVE OFFICERS AND DIRECTORS OF HASHKAOT KEDIAOT LTD.

The names of the Directors and the names and titles of the Executive Officers of HK and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of HK at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to HK and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, HK and various other entities.
Tova Fishman	Director, HK and various other entities.
Ronit Even	Director, HK and various other entities.

3. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN MIFALEI KIRUR
LTD.

The names of the Directors and the names and titles of the Executive Officers of FMK and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FMK at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FMK and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman*	Director, FMK and various other entities.
Ronit Even*	Director, FMK and various other entities.
Ginsher Joseph*	Director, FMK and various other entities.
Michael Block	General Manager of FMK
*Director

4. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN FAMILY
PROPERTIES MANAGEMENT (1988) LTD.

The names of the Directors and the names and titles of the Executive Officers of FFPM and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FFPM at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FFPM and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, FFPM and various other entities.
Tova Fishman	Director, FFPM and various other entities.
Ronit Even	Director, FFPM and various other entities.
Director

5. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN FAMILY
PROPERTIES LTD.

The names of the Directors and the names and titles of the Executive Officers of FFP and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FFP at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FFP and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, FFP and various other entities.
Tova Fishman	Director, FFP and various other entities.
Ronit Even	Director, FFP and various other entities.

6. EXECUTIVE OFFICERS AND DIRECTORS OF TLC FINANCE AND
MANAGEMENT (1989) LTD.

The names of the Directors and the names and titles of the Executive Officers of TLC and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of TLC at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to TLC and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, TLC and various other entities.
Ronit Even	Director, TLC and various other entities.
Yigal Lavi	Director, TLC.

7. EXECUTIVE OFFICERS AND DIRECTORS OF P.C.P. DESIGN LTD.

The names of the Directors and the names and titles of the Executive Officers of PCP and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of PCP at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PCP and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Anat Menipaz*	Director, PCP and various other entities.
Eyal Fishman*	Director, PCP and various other entities.
Ronit Fishman-Ofir*	Director, PCP and various other entities.
Yohai Shohat	General Manager of PCP
*Director

8. EXECUTIVE OFFICERS AND DIRECTORS OF MONITIN INVESTMENTS
(G.S.T.) LTD.

The names of the Directors and the names and titles of the Executive Officers of Monitin and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of Monitin at 53 Etzel St., West Industrial Zone, Rishon Le Zion, 75106, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Monitin and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, Monitin and various other entities.
Ronit Fishman-Ofir	Director, Monitin and various other entities.
Alona Bar-On	Director, Monitin and various other entities.

9. EXECUTIVE OFFICERS AND DIRECTORS OF E.T. FISHMAN PROPERTIES (1998) LTD.

The names of the Directors and the names and titles of the Executive Officers of ETFP and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of ETFP at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ETFP and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, ETFP and various other entities.
Tova Fishman	Director, ETFP.

10. EXECUTIVE OFFICERS AND DIRECTORS OF FISH ET LTD.

The names of the Directors and the names and titles of the Executive Officers of Fish and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of Fish at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Fish and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eliezer Fishman	Director, Fish and various other entities.
Ronit Even	Director, Fish and various other entities.

11. EXECUTIVE OFFICERS AND DIRECTORS OF FISHMAN CHAINS LTD.

The names of the Directors and the names and titles of the Executive Officers of FC and their principal occupations are set forth below. The business address for each of the Directors and Executive Officers is that of FC at Rubinstein House, 20 Lincoln St., Tel Aviv, 67134, Israel. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to FC and each individual is a citizen of the State of Israel.

Name	Present Principal Occupation
Eyal Fishman	Director, FC and various other entities.
Anat Menipaz	Director, FC and various other entities.
Ronit Fishman-Ofir	Director, FC and various other entities.
Ronit Even	Director, FC and various other entities.